UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

     For  the month of August, 2007

     Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

   Taro to Reschedule Shareholders Meeting on Proposed Merger with
         Sun Following the Availability of Financial Results


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Aug. 16, 2007--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," Pink Sheets:
TAROF) today announced that it will reschedule its shareholders meeting, previously scheduled for September 25, 2007, on the proposed merger with Sun Pharmaceutical Industries Ltd. ("Sun," Reuters:
SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715), to a time following the availability of financial results for the year ended December 31, 2006 and for the first and second quarters of 2007.

    The Company noted that a number of its shareholders have requested updated financial information in conjunction with their consideration of the proposed merger with Sun. Taro has decided to defer the shareholders meeting pending the availability of these financial statements or a detailed update on current financial results. At this time the Company hopes that audited financial statements for 2006 and unaudited financial statements for the first two quarters of 2007 will be available in September and that the shareholders meeting can be rescheduled for late October or November. Taro will set a new record date for the upcoming meeting and will mail supplemental proxy materials to its shareholders.

    About Taro and Sun

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "hopes," "intends," or "expects" to happen, or similar language, and statements with respect to the availability of financial information and the shareholders meeting on the transaction with Sun described in this press release. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, the inability to conduct a shareholders meeting on the transaction with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro or Sun operates, litigation, regulatory actions and legislative actions in the countries in which Taro or Sun operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2007

                                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                                       By: /s/ Tal Levitt
                                           --------------
                                           Name: Tal Levitt
                                           Title: Director and Secretary